                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                   For the fiscal year ended December 31, 1999


                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)



                               HARSCO CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

Financial Statements and Consent of Independent Accountants

         (a)      Financial Statements

         The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

         (b)      Consent of Independent Accountants

                         HARSCO CORPORATION SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                             FORM 11-K ANNUAL REPORT

                                 ---------------

                                                                                     Form 11-K
                                                                                       Pages
                                                                                       -----
Report of Independent Accountants                                                        4

Financial Statements:
      Statements of Net Assets Available for Benefits with Fund Information:

         December 31, 1999 -  Non-Participant Directed:
                              Harsco Common Stock Fund
                           -  Participant Directed:
                              Harsco Common Stock Fund, Vanguard Index Trust 500
                              Portfolio, The Putnam Fund for Growth and Income,
                              Putnam Income Fund, Putnam Voyager Fund, Putnam
                              New Opportunities Fund, Putnam Asset Allocation -
                              Growth Portfolio, Putnam Asset Allocation -
                              Balanced Portfolio, Putnam Asset Allocation -
                              Conservative Portfolio, Putnam International
                              Growth Fund, Putnam Money Market Fund, and
                              Participant Loans                                           5

         December 31, 1998 -  Non-Participant Directed:
                              Harsco Common Stock Fund
                           -  Participant Directed:
                              Harsco Common Stock Fund, Vanguard Index Trust 500
                              Portfolio, The Putnam Fund for Growth and Income,
                              Putnam Income Fund, Putnam Voyager Fund, Putnam
                              New Opportunities Fund, Putnam Asset Allocation -
                              Growth Portfolio, Putnam Asset Allocation -
                              Balanced Portfolio, Putnam Asset Allocation -
                              Conservative Portfolio, Putnam International
                              Growth Fund, Putnam Money Market Fund, and
                              Participant Loans                                           6

      Statement of Changes in Net Assets Available for Benefits with Fund
      Information for the year ended:

         December 31, 1999 -  Non-Participant Directed:
                              Harsco Common Stock Fund
                           -  Participant Directed:
                              Harsco Common Stock Fund, Vanguard Index Trust 500
                              Portfolio, The Putnam Fund for Growth and Income,
                              Putnam Income Fund, Putnam Voyager Fund, Putnam
                              New Opportunities Fund, Putnam Asset Allocation -
                              Growth Portfolio, Putnam Asset Allocation -
                              Balanced Portfolio, Putnam Asset Allocation -
                              Conservative Portfolio, Putnam International
                              Growth Fund, Putnam Money Market Fund, and
                              Participant Loans                                           7

      Notes to Financial Statements of Savings Plan                                      8-13

Supplemental Schedules:
      Assets Held for Investment Purposes as of December 31, 1999 - 4(i)*                 14
      Reportable Transactions for the year ended December 31, 1999 - 4(j)*                15

* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits with fund information of the Harsco Corporation Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits with fund information for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statement of Changes in Net Assets Available for Benefits with Fund Information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 12, 2000

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             (Dollars in thousands)
                               December 31, 1999

                                                            Non-Participant
                                                               Directed                         Participant Directed
                                                            ---------------     ---------------------------------------------------
                                                                Harsco              Harsco
                                                                Common              Common           Vanguard          Putnam Fund
                                                                Stock               Stock           Index Trust        for Growth
                                               Total            Fund                Fund           500 Portfolio       and Income
                                            ------------    ------------        ------------        -----------        -----------
Assets

Investments, at fair value:

   Harsco Corporation 2,470,573 shares
   of common stock                          $     78,441    $     31,091        $     47,350        $          -       $          -

   Mutual Funds                                  125,428               -                   -              32,954              4,274

   Cash                                               98               -                  98                   -                  -

   Participant loans                               9,365               -                   -                   -                  -
                                            ------------    ------------        ------------        ------------       ------------


Total investments                                213,332          31,091              47,448              32,954              4,274
                                            ------------    ------------        ------------        ------------       ------------

Contributions Receivable:

   Employer's                                         48              41                   7                   -                  -

   Participants'                                     215               -                  63                  51                  9
                                            ------------    ------------        ------------        ------------       ------------


   Total receivables                                 263              41                  70                  51                  9
                                            ------------    ------------        ------------        ------------       ------------

   Net assets available for benefits        $    213,595    $     31,132        $     47,518        $     33,005       $      4,283
                                            ============    ============        ============        ============       ============

                                                                             Participant Directed
                                          ------------------------------------------------------------------------------------------
                                                                                                   Putnam Asset        Putnam Asset
                                            Putnam             Putnam             Putnam New        Allocation-         Allocation-
                                            Income             Voyager          Opportunities         Growth             Balanced
                                             Fund               Fund                Fund             Portfolio           Portfolio
                                          -----------        -----------         -----------        -----------         -----------
Assets

Investments, at fair value:

   Harsco Corporation 2,470,573 shares
   of common stock                        $          -       $          -        $          -       $          -        $          -

   Mutual Funds                                  1,932             32,467              19,222              2,843               9,495

   Cash                                              -                  -                   -                  -                   -

   Participant loans                                 -                  -                   -                  -                   -
                                          ------------       ------------        ------------       ------------        ------------


Total investments                                1,932             32,467              19,222              2,843               9,495
                                          ------------       ------------        ------------       ------------        ------------

Contributions Receivable:

   Employer's                                        -                  -                   -                  -                   -

   Participants'                                     3                 31                  27                  6                   8
                                          ------------       ------------        ------------       ------------        ------------


   Total receivables                                 3                 31                  27                  6                   8
                                          ------------       ------------        ------------       ------------        ------------

   Net assets available for benefits      $      1,935       $     32,498        $     19,249       $      2,849        $      9,503
                                          ============       ============        ============       ============        ============

                                                                      Participant Directed
                                                 ----------------------------------------------------------------------
                                                 Putnam Asset          Putnam              Putnam
                                                  Allocation-       International          Money
                                                 Conservative          Growth              Market              Loan
                                                   Portfolio            Fund                Fund               Fund
                                                  -----------        -----------         -----------        -----------
Assets

Investments, at fair value:

   Harsco Corporation 2,470,573 shares
   of common stock                                $          -       $          -        $          -       $          -

   Mutual Funds                                          1,206              6,879              14,156                  -

   Cash                                                      -                  -                   -                  -

   Participant loans                                         -                  -                   -              9,365
                                                  ------------       ------------        ------------       ------------


Total investments                                        1,206              6,879              14,156              9,365
                                                  ------------       ------------        ------------       ------------

Contributions Receivable:

   Employer's                                                -                  -                   -                  -

   Participants'                                             1                  9                   7                  -
                                                  ------------       ------------        ------------       ------------


   Total receivables                                         1                  9                   7                  -
                                                  ------------       ------------        ------------       ------------

   Net assets available for benefits              $      1,207       $      6,888        $     14,163       $      9,365
                                                  ============       ============        ============       ============

The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             (Dollars in thousands)
                               December 31, 1998

                                                            Non-Participant
                                                               Directed                         Participant Directed
                                                            ---------------       -------------------------------------------------
                                                                Harsco              Harsco
                                                                Common              Common           Vanguard          Putnam Fund
                                                                Stock               Stock           Index Trust        for Growth
                                               Total            Fund                Fund           500 Portfolio       and Income
                                            ------------     ------------         ------------      ------------       ------------
Assets

Investments, at fair value:

   Harsco Corporation 2,547,300 shares
   of common stock                          $     77,533     $     29,435         $     48,098      $          -       $          -

   Mutual Funds                                   90,396                -                    -            27,313              3,180

   Cash                                                4                -                    4                 -                  -

   Participant loans                               8,842                -                    -                 -                  -
                                            ------------     ------------         ------------      ------------       ------------


Total investments                                176,775           29,435               48,102            27,313              3,180
                                            ------------     ------------         ------------      ------------       ------------

Contributions Receivable:

   Employer's                                         98               86                   12                 -                  -

   Participants'                                     403                -                  139                85                 17
                                            ------------     ------------         ------------      ------------       ------------


   Total receivables                                 501               86                  151                85                 17
                                            ------------     ------------         ------------      ------------       ------------

   Net assets available for benefits        $    177,276     $     29,521         $     48,253      $     27,398       $      3,197
                                            ============     ============         ============      ============       ============


                                                                         Participant Directed
                                         ------------------------------------------------------------------------------------------
                                                                                                  Putnam Asset        Putnam Asset
                                           Putnam             Putnam             Putnam New        Allocation-         Allocation-
                                           Income             Voyager          Opportunities         Growth             Balanced
                                            Fund               Fund                Fund             Portfolio           Portfolio
                                         ------------       ------------        ------------       ------------        ------------
Assets

Investments, at fair value:

   Harsco Corporation 2,547,300 shares
   of common stock                       $          -       $          -        $          -       $          -        $          -

   Mutual Funds                                 2,253             20,874               9,438              2,276               8,721

   Cash                                             -                  -                   -                  -                   -

   Participant loans                                -                  -                   -                  -                   -
                                         ------------       ------------        ------------       ------------        ------------


Total investments                               2,253             20,874               9,438              2,276               8,721
                                         ------------       ------------        ------------       ------------        ------------

Contributions Receivable:

   Employer's                                       -                  -                   -                  -                   -

   Participants'                                    7                 50                  49                 12                  14
                                         ------------       ------------        ------------       ------------        ------------


   Total receivables                                7                 50                  49                 12                  14
                                         ------------       ------------        ------------       ------------        ------------

   Net assets available for benefits     $      2,260       $     20,924        $      9,487       $      2,288        $      8,735
                                         ============       ============        ============       ============        ============

                                                                           Participant Directed
                                                   ----------------------------------------------------------------------
                                                   Putnam Asset          Putnam              Putnam
                                                    Allocation-       International          Money
                                                   Conservative          Growth              Market             Loan
                                                    Portfolio            Fund                Fund               Fund
                                                   ------------       ------------         -----------        -----------
Assets

Investments, at fair value:

   Harsco Corporation 2,547,300 shares
   of common stock                                 $          -       $          -        $          -       $          -

   Mutual Funds                                           1,031              3,821              11,489                  -

   Cash                                                       -                  -                   -                  -

   Participant loans                                          -                  -                   -              8,842
                                                   ------------       ------------         -----------        -----------


Total investments                                         1,031              3,821              11,489              8,842
                                                   ------------       ------------         -----------        -----------

Contributions Receivable:

   Employer's                                                 -                  -                   -                  -

   Participants'                                              4                 12                  14                  -
                                                   ------------       ------------         -----------        -----------


   Total receivables                                          4                 12                  14                  -
                                                   ------------       ------------         -----------        -----------

   Net assets available for benefits               $      1,035       $      3,833        $     11,503       $      8,842
                                                   ============       ============        ============       ============

The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             (Dollars in thousands)
                               December 31, 1999

                                                          Non-Participant
                                                              Directed                      Participant Directed
                                                          ----------------   -------------------------------------------------------
                                                               Harsco             Harsco
                                                               Common             Common            Vanguard          Putnam Fund
                                                               Stock              Stock            Index Trust        for Growth
                                             Total             Fund               Fund            500 Portfolio       and Income
                                        ----------------  ----------------   ----------------    ----------------  ----------------
Additions to net assets attributed to:
Investment income
   Net appreciation/(depreciation) in
   the fair value of investments        $         26,367  $            474   $          2,781    $          5,304  $           (419)
   Dividends                                       9,071               873              1,381                 592               425
   Interest - collective investment
     fund                                            578                 -                  -                   -                 -
   Interest - participant loans                      726                 -                  -                   -                 -
                                        ----------------  ----------------   ----------------    ----------------  ----------------
                                                  36,742             1,347              4,162               5,896                 6

Contributions:
   Employer's                                      4,274             3,576                567                  41                 8
   Participant's                                  15,710                 -              4,283               3,400               943
                                        ----------------  ----------------   ----------------    ----------------  ----------------
Total additions                                   56,726             4,923              9,012               9,337               957
                                        ----------------  ----------------   ----------------    ----------------  ----------------
Deductions:
   Deductions from net assets
     attributed to withdrawals                    20,407             2,288              4,769               3,291               507
                                        ----------------  ----------------   ----------------    ----------------  ----------------
   Net increase/(decrease) prior to
   Interfund transfers                            36,319             2,635              4,243               6,046               450
   Interfund transfers                                 -            (1,024)            (4,978)               (439)              636
                                        ----------------  ----------------   ----------------    ----------------  ----------------
   Net increase/(decrease)                        36,319             1,611               (735)              5,607             1,086
Net assets available for benefits:
   December 31, 1998                             177,276            29,521             48,253              27,398             3,197
                                        ----------------  ----------------   ----------------    ----------------  ----------------
   December 31, 1999                    $        213,595  $         31,132   $         47,518    $         33,005  $          4,283
                                        ================  ================   ================    ================  ================

                                                                          Participant Directed
                                        --------------------------------------------------------------------------------------------
                                                                                                    Putnam Asset      Putnam Asset
                                             Putnam             Putnam             Putnam New        Allocation-       Allocation-
                                             Income             Voyager          Opportunities         Growth           Balanced
                                              Fund               Fund                Fund             Portfolio         Portfolio
                                        ----------------   ----------------    ----------------   ----------------  ----------------
Additions to net assets attributed to:
Investment income
   Net appreciation/(depreciation) in
   the fair value of investments        $           (176)  $          8,877    $          6,287   $            279  $           689
   Dividends                                         131              2,823               1,416                288              799
   Interest - collective investment
     fund                                              -                  -                   -                  -                -
   Interest - participant loans                        -                  -                   -                  -                -
                                        ----------------   ----------------    ----------------   ----------------  ---------------
                                                     (45)            11,700               7,703                567            1,488

Contributions:
   Employer's                                          5                 19                  19                  2               10
   Participant's                                     398              1,962               1,955                502              831
                                        ----------------   ----------------    ----------------   ----------------  ---------------
Total additions                                      358             13,681               9,677              1,071            2,329
                                        ----------------   ----------------    ----------------   ----------------  ---------------
Deductions:
   Deductions from net assets
     attributed to withdrawals                       111              2,458               1,251                247              846
                                        ----------------   ----------------    ----------------   ----------------  ---------------
   Net increase/(decrease) prior to
   Interfund transfers                               247             11,223               8,426                824            1,483
   Interfund transfers                              (572)               351               1,336               (263)            (715)
                                        ----------------   ----------------    ----------------   ----------------  ---------------
   Net increase/(decrease)                          (325)            11,574               9,762                561              768
Net assets available for benefits:
   December 31, 1998                               2,260             20,924               9,487              2,288            8,735
                                        ----------------   ----------------    ----------------   ----------------  ---------------
   December 31, 1999                    $          1,935   $         32,498    $         19,249   $          2,849  $         9,503
                                        ================   ================    ================   ================  ===============

                                                                      Participant Directed
                                            ---------------------------------------------------------------------------
                                               Putnam Asset         Putnam              Putnam
                                                Allocation-      International          Money
                                               Conservative         Growth              Market              Loan
                                                Portfolio            Fund                Fund               Fund
                                            ----------------    ----------------   ----------------    ----------------
Additions to net assets attributed to:
Investment income
   Net appreciation/(depreciation) in
   the fair value of investments            $             18    $          2,253   $              -   $               -
   Dividends                                              91                 252                  -                   -
   Interest - collective investment fund                   -                   -                578                   -
   Interest - participant loans                            -                   -                  -                 726
                                            ----------------    ----------------   ----------------   -----------------
                                                         109               2,505                578                 726

Contributions:
   Employer's                                              5                   8                 14                   -
   Participant's                                         176                 614                646                   -
                                            ----------------    ----------------   ----------------   -----------------
Total additions                                          290               3,127              1,238                 726
                                            ----------------    ----------------   ----------------   -----------------
Deductions:
   Deductions from net assets attributed
   to withdrawals                                        216                 470              3,057                 896
                                            ----------------    ----------------   ----------------   -----------------
   Net increase/(decrease) prior to
   Interfund transfers                                    74               2,657             (1,819)               (170)
   Interfund transfers                                    98                 398              4,479                 693
                                            ----------------    ----------------   ----------------   -----------------
   Net increase/(decrease)                               172               3,055              2,660                 523
Net assets available for benefits:
   December 31, 1998                                   1,035               3,833             11,503               8,842
                                            ----------------    ----------------   ----------------   -----------------
   December 31, 1999                        $          1,207    $          6,888   $         14,163   $           9,365
                                            ================    ================   ================   =================

The accompanying notes are an integral part of the financial statements.

                  NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN


1.       General Description of Plan:

         The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

         All employees (including officers) who receive a stated weekly, hourly, monthly, or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed ("Eligible Employees"). Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April July or October after the date of hire.

         To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 10% of his or her compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation,
         (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which was $10,000 for the years ended December 31, 1998 and 1999. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of
         Section 401(k) of the Code.

         Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching Accounts is based on years of vesting service. A participant is 100% vested after five years of credited service.

         The Company pays all administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Participant directed investment fund change fees and Plan record keeping fees are paid by the Company. Loan setup fees are paid by the participant setting up the loan.

         Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the Trustee's prime rate plus one percent, ranged from 7.25% to 10% at December 31, 1999. Principal and interest is paid ratably through payroll deductions.

         On termination of service due to death, disability, or retirement, a participant may elect one of three options. The participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

         While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.       Summary of Significant Accounting Policies:

         Basis of Accounting:

         The financial statements of the Plan are prepared under the accrual basis of accounting.

         Investment Valuation:

         The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the Vanguard Index Trust 500 Portfolio, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam Asset Allocation Growth - Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Conservative Portfolio, Putnam International Growth Fund, and Putnam Money Market Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Other:

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.       Investment Options:

         The Plan, comprised of participants' and Company contributions, contains the following investment options:

         (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participant directed contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

         (2) Vanguard Index Trust 500 Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

         (3) Putnam Fund for Growth and Income - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

         (4) Putnam Income Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in bonds and other debt securities, and, to a lesser degree, in preferred stocks. Bonds include both Corporate and government bonds.

         (5) Putnam Voyager Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in stock of small to medium sized companies expected to grow over time as well as stocks of larger, more established corporations. The fund invests all or a portion of its assets in small to midsize companies located mainly inside the United States.

         (6) Putnam New Opportunities Fund - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of investments in common stock of companies within certain industry groups that Putnam management believes offer above-average long-term growth potential.

         (7) Putnam Asset Allocation: Growth Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 55 - 85% investments in stock that Putnam Management believes have the potential for capital appreciation and consisting of 15 - 45% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (8) Putnam Asset Allocation - Balanced Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 45 - 75% investments in stocks and 25 - 55% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (9) Putnam Asset Allocation: Conservative Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 0 - 30% investments in stocks and 70 - 100% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (10) Putnam International Growth Fund - (consisting of investments purchased with participant directed contributions): a growth oriented fund consisting of investments in a diversified portfolio of stocks of companies located mainly outside the United States.

         (11) Putnam Money Market Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

         The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         There were 6,449 participants at December 31, 1999 who participated in one or more of the eleven investment funds. At December 31, 1999 the number of participants selecting each of the investment funds for their contributions was as follows:

            Harsco Corporation Common Stock Fund.....................  6,249
            Vanguard Index Trust 500 Portfolio.......................  3,473
            Putnam Fund for Growth and Income........................  1,120
            Putnam Income Fund.......................................    628
            Putnam Voyager Fund......................................  2,875
            Putnam New Opportunities Fund............................  2,573
            Putnam Asset Allocation - Growth Portfolio...............    744
            Putnam Asset Allocation - Balanced Portfolio.............  1,262
            Putnam Asset Allocation - Conservative Portfolio.........    319
            Putnam International Growth Fund.........................  1,550
            Putnam Money Market Fund.................................  1,999

4.       Related-Party Transactions:

         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, and therefore, transactions in these funds qualify as party-in-interest transactions. Transactions in the Harsco Stock Fund also qualify as party-in-interest transactions.

5.       Federal Income Taxes:

         The Company received a determination letter from the Internal Revenue Service on April 15, 1995, that the Plan, as amended September 15, 1994, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. The Company has submitted the Plan as amended to the Internal Revenue Service for a determination of continued qualification. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                         HARSCO CORPORATION SAVINGS PLAN

            LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 1999
                             (Dollars in Thousands)

        (a)                                                     (b) & (c)                                 (d)               (e)
       Party            Shares or                                                                                         Current
    In Interest            Units             Identity of Issue and Description of Investment              Cost             Value
    -----------         ---------            -----------------------------------------------              ----            -------
                                             Common Stock:

      *                      2,470,573          Harsco Corp. Common Stock, par value $1.25               $ 47,604       $ 78,441
                                                                                                         --------       --------

                                   N/A       Participant Loans (1)                                          9,365          9,365
                                                                                                         --------       --------
                                             Mutual Funds:

                               243,505             Vanguard Index Trust 500 Portfolio                      26,178         32,954

      *                        227,965             Putnam Fund for Growth and Income                        4,770          4,274

      *                        303,782             Putnam Income Fund                                       2,111          1,932

      *                      1,048,677             Putnam Voyager Fund                                     23,792         32,467

      *                        211,320             Putnam New Opportunities Fund                           12,791         19,222

      *                        187,048             Putnam Asset Allocation-Growth Portfolio                 2,581          2,843

      *                        732,668             Putnam Asset Allocation-Balanced Portfolio               8,916          9,495

      *                        114,438             Putnam Asset Allocation-Conservative Portfolio           1,202          1,206

      *                        231,753             Putnam International Growth Fund                         4,804          6,879

      *                     14,156,355             Putnam Money Market Fund                                14,156         14,156
                                                                                                         --------       --------

                                                         Total Mutual Funds                               101,301        125,428
                                                                                                         --------       --------

                                   N/A       Cash                                                              98             98
                                                                                                         --------       --------

               Total Assets Held for Investment Purposes                                                 $158,368       $213,332
                                                                                                         ========       ========

(1) Participant Loans range up to fifteen years to maturity and interest rates on these loans ranged from 7.25% to 10.0%.

                         HARSCO CORPORATION SAVINGS PLAN

               LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                    FORM 5500

                      For the year ended December 31, 1999
                             (Dollars in Thousands)

                 (a)                                      (b)                                                          (c), (d)
                                                                                                                     Total Dollar
                                                                                    Total Number of                    Value of
             Identity of                              Description                    Purchases (P)                    Purchases
            party involved                             of Asset                     and/or Sales (S)                 and/or Sales
--------------------------------------  -----------------------------------  ------------------------------  ---------------------
Harsco Corporation,                       Harsco Common                            (P)            769             $        15,849
  plan sponsor                               Stock Fund                            (S)          1,097                      18,200

Harsco Corporation,                       Vanguard S&P                             (P)            600                       8,438
  plan sponsor                               Index Fund                            (S)            732                       8,099

Harsco Corporation,                       Putnam Voyager                           (P)            570                       7,244
  plan sponsor                               Fund                                  (S)            692                       4,528

Harsco Corporation,                       Putnam New                               (P)            585                       6,563
  plan sponsor                               Opportunities Fund                    (S)            672                       3,066

Harsco Corporation,                       Putnam Money                             (P)            792                      10,475
  plan sponsor                               Market Fund                           (S)            687                       7,838

Harsco Corporation,                       Loan Fund                                (P)            448                       5,733
  plan sponsor                                                                     (S)            348                       5,227

       (e)                 (f)                 (g)                   (h)                    (i)
                                                                Current Value
                                                                 of Asset on
                                                                 Transaction            Net Gain or
  Lease Rental          Expenses          Cost of Asset              Date                  (Loss)
-----------------  -------------------  ------------------  ----------------------  --------------------
        -                   -            $       15,849        $       15,849         $
        -                   -                    13,108                18,200                   5,092

        -                   -                     8,438                 8,438
        -                   -                     7,159                 8,099                     940

        -                   -                     7,244                 7,244
        -                   -                     4,080                 4,528                     448

        -                   -                     6,563                 6,563
        -                   -                     2,646                 3,066                     420

        -                   -                    10,475                10,475
        -                   -                     7,838                 7,838                       -

        -                   -                     5,733                 5,733
        -                   -                     5,227                 5,227                       -

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              HARSCO CORPORATION SAVINGS PLAN




                              BY   /s/ P. C. Coppock
                                   P. C. Coppock
                                   Senior Vice President, Chief Administrative
                                    Officer, General Counsel and Secretary



June 20, 2000

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Post Effective Amendment No. 2 to the Registration Statement on Form S-8 (No. 33-5300) of Harsco Corporation of our report dated June 12, 2000 relating to the financial statements of the Harsco Corporation Savings Plan, which appears in this Form 11-K. Our report includes explanatory paragraphs regarding supplemental schedules and fund information.



/S/PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 20, 2000